Exhibit 99.2

TABLE OF CONTENTS

DISCUSSION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017	4

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017	5

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES	6

PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR	7

PROPOSAL 4 — APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR	8

PROPOSAL 5—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS	9

PROPOSAL 6 — AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR	10

PROPOSAL 7 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES	18

PROPOSAL 8 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES IN RELATION TO EMPLOYEE INCENTIVE SCHEMES	19

PROPOSAL 9 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL CORPORATE PURPOSES	20

PROPOSAL 10 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES FOR GENERAL CORPORATE PURPOSES	21

PROPOSAL 11—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2018	22

PROPOSALS FOR THE 2019 ANNUAL GENERAL MEETING	23

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	24

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING

To Be Held On June 29, 2018

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors (the “Board”) of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting to be held on Friday, June 29, 2018, beginning at 9:00 Central European Time (“CET”) at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands (the “Annual General Meeting”), and at any adjournments thereof.

The meeting of shareholders to which this Proxy Statement relates constitutes the Annual General Meeting under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange (“NYSE”).

Attending the Annual General Meeting

The Annual General Meeting will be held on June 29, 2018, at 9:00 CET, at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about June 4, 2018.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by 17:00 CET on June 22, 2018. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET on June 22, 2018. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the Record Date (defined below). Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, EUR 0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of the NYSE on June 1, 2018 (the “Record Date”) according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 71,481,872, according to the share register of American Stock Transfer & Trust Company, LLC as of the close of the NYSE on the Record Date.

Holders in Street Name

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust Company, LLC or our shareholders’ register. For shares held in street name, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the holders in street name. If you plan to attend the Annual General Meeting and vote your shares held in street name in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (1) the adoption of our Dutch statutory annual accounts of the Company for the financial year ended December 31, 2017, (2) the discharge of the members of our Board from certain liabilities for the financial year 2017, (3) the re-appointment of one Non-Executive Director, (4) the appointment of one Non-Executive Director, (5) the award of restricted shares to our Non-Executive Directors, (6) the award of performance shares to our Executive Director, (7) the designation of the Board as the corporate body of the Company authorized to issue shares and to grant rights to subscribe for up to 2,441,601 shares in the share capital of the Company in relation to employee incentive schemes as described in this Proxy Statement, (8) the designation of the Board as the corporate body of the Company authorized to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to employee incentive schemes as described in this Proxy Statement, (9) the designation of the Board as the corporate body of the Company authorized to issue and grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the issued share capital of the Company for general corporate purposes, as described in this Proxy Statement, (10) the designation of the Board to restrict or exclude pre-emption rights when issuing of shares for general corporate purposes as described in this Proxy Statement, (11) the appointment of KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ending December 31, 2018, and (12) the transaction of such other business as may properly come before the Annual General Meeting or any adjournments thereof.

If you vote by proxy WITHOUT indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts of the Company for the financial year ended December 31, 2017;

•	The discharge of the members of our Board from certain liabilities for the financial year ended December 31, 2017;

•	The re-appointment of one Non-Executive Director;

•	The appointment of one Non-Executive Director;

•	The award of restricted shares to our Non-Executive Directors;

•	The award of performance shares to our Executive Director;

•

The designation of the Board as the corporate body authorized to issue shares and to grant rights to subscribe for up to 2,441,601 shares in the share capital of the Company in relation to the Company’s employee incentive schemes;

•	The designation of the Board as the corporate body authorized to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to employee incentive schemes;

•

The designation of the Board as the corporate body authorized to issue shares and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the current authorized share capital of the Company at such a price, and on such conditions as determined for each issue by the Board for general corporate purposes;

•

The designation of the Board as the corporate body authorized to restrict or exclude pre-emption rights in respect of any issuance of shares for general corporate purposes in relation to the issuance of shares up to 10% of our current authorized share capital for general corporate purposes;

•	The appointment of KPMG Accountants N.V. to audit the annual accounts of the Company for the financial year ending December 31, 2018; and

•	To transact such other business as may properly come before the Annual General Meeting or any adjournments thereof.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Scorpius 30, 2132 LR, Hoofddorp, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this Proxy Statement.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” occur when a beneficial owner of shares that are held in street name does not give instructions to a bank, brokerage or nominee holding the shares as to how to vote on matters deemed “non-routine.” Accordingly, the bank, brokerage or nominee holding the shares does not have discretionary authority to vote on such matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or a ballot voted in person at the Annual General Meeting. Shares will not be voted in favour of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

DISCUSSION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED

DECEMBER 31, 2017

a.

At the Annual General Meeting, we will (in accordance with section 2:135 paragraph 5a of the Dutch Civil Code) discuss the execution of the remuneration policy during the year 2017 on the basis of the information provided by the Company on pages 26 and 87 through 94 of the Dutch statutory annual accounts for the financial year ended December 31, 2017 (“2017 Annual Accounts”).

b.	We will report on the business and the results of operations for the financial year ended December 31, 2017 based on the 2017 Annual Accounts.

We will discuss the application of the Dutch Corporate Governance Code. Shareholders will not be entitled to adopt a binding resolution in connection with the application of the Dutch Corporate Governance Code by the Company.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE

FINANCIAL YEAR ENDED DECEMBER 31, 2017

Our shareholders will be asked to adopt the 2017 Annual Accounts.

Our 2017 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2017 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States. A copy of the 2017 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2017 Annual Accounts.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2017

ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board from certain liabilities with respect to the exercise of their duties during our financial year ended December 31, 2017. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year ended December 31, 2017. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS

OF OUR BOARD FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR ENDED

DECEMBER 31, 2017.

PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the term of our class II Non-Executive Director, Mr. Rob Ruijter, shall expire immediately following this Annual General Meeting.

The Board, after due consideration, recommends that Mr. Ruijter be re-appointed for a three-year term (such that Mr. Ruijter’s term shall expire immediately following the Annual General Meeting in 2021) as Non-Executive Director.

Rob Ruijter, Non-Executive Director

Mr. Ruijter joined the Company’s Board in November 2014. Mr. Ruijter was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004, and Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company, now the Nielsen Company) between 2004 and 2007. He served as the Chief Financial Officer of ASM International N.V. (a publicly listed manufacturer of electronic components) in 2009 and 2010 and as the interim Chief Executive Officer of Vion Food Group N.V. in 2013.

Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a piping manufacturer). He is a non-executive director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as member of the Supervisory Board of NN Group N.V. and as a member of the Remuneration Committee and the Audit Committee of that company. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the Association of Corporate Treasurers in the UK.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF ROB

RUIJTER AS NON-EXECUTIVE DIRECTOR.

PROPOSAL 4 — APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the Company’s Board shall be comprised of a maximum of seven Directors and a majority of the Board shall consist of Non-Executive Directors. At current, the Board consists of one Executive Director and four Non-Executive Directors.

The Board has decided that it wants to further deepen its industry knowledge. Following a thorough review process, the Board has requested Mr. David Lister to join the Board and Mr. Lister has confirmed that he is willing to do so.

The Board, after due consideration, recommends that Mr. Lister be appointed for a three-year term (such that Mr. Lister’s term shall expire immediately following the Annual General Meeting in 2021) as a class II Non-Executive Director.

David Lister, Non-Executive Director

Mr. Lister has over 35 years of experience of working in information technology across multiple industries for large, international businesses such as Diageo, GlaxoSmithKline, Boots, Reuters, Royal Bank of Scotland, and National Grid (where he was Chief Information Officer from 2009 to 2015). He also has experience in the professional services sector where he worked for Coopers & Lybrand.

Currently, he is a Non-executive Director of HSBC Bank plc, Nuffield Health, Weatherbys Ltd. and FDM Group plc. He is also a trustee of the Tech Partnership (a digital skills council for the UK information technology industry) where he focuses on the UK technology sector’s skills and diversity challenges.

Mr. Lister is deemed to be independent as per the Dutch Corporate Governance Code and under NYSE listing standards.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF DAVID

LISTER AS NON-EXECUTIVE DIRECTOR.

PROPOSAL 5—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS

For the year ending December 31, 2018, the annual cash compensation for each of our Non-Executive Directors is EUR 40,000 gross, with the Chairman receiving an additional cash compensation of EUR 50,000 gross (together, the “Board Compensation”); which amounts are the same as for the year ended December 31, 2017.

For the year ending December 31, 2018, the cash fees for committee participation are listed below:

•

Audit Committee. Each member of the Company’s Audit Committee will receive EUR 20,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Audit Committee will receive a further EUR 10,000 gross per annum; and

•

Compensation Committee. Each member of the Company’s Compensation Committee will receive EUR 5,000 gross per annum in addition to the Board Compensation and the Chairman of the Company’s Compensation Committee will receive a further EUR 5,000 gross per annum.

Cash fees for committee participation have not changed compared to the financial year ended December 31, 2017.

At the Annual General Meeting, our shareholders will be asked to approve the following share compensation award of the Non-Executive Directors for the period between the 2018 Annual General Meeting and the 2019 Annual General Meeting.

Each Non-Executive Director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (which is filed as an exhibit to the Form 6-K filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2014) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the NYSE on the day of the Annual General Meeting;

•	All restricted shares will vest on the day of the next Annual General Meeting subject to the Non-Executive Director having served for the entire period;

•

The restricted shares will be locked up (non-exercisable) for a period that will end three years from the date of award or on the date the Non-Executive Director ceases to be a Non-Executive Director of the Company, whichever is sooner; and

•	Upon a change of control, the restricted shares will vest immediately and any lock up provisions will expire.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED

SHARES TO EACH OF OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000.

PROPOSAL 6 — AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR

Introduction

The following pages outline the Executive Director’s compensation philosophy, program, and actual compensation for the year ended December 31, 2017.

The total direct compensation program for our Executive Director consists of (i) a base salary, (ii) short-term incentives (“STI”) in the form of an annual cash bonus, (iii) long term incentives (“LTI”) in the form of performance shares, and (iv) perquisites consisting of a car allowance. Actual compensation related to each element takes into consideration industry benchmark data and trends in executive compensation, the Company’s performance, and the impact and contribution of the Executive Director to the long-term success of our business.

2017 Company Performance Highlights

The following graphs summarize the Company’s Revenue and Adjusted EBITDA1 performance in 2016 and 2017 on an as-reported basis, and the performance of the Company’s share price over 2017 and the three-year period 2015 to 2017.

[1]

Adjusted EBITDA is a non-International Financial Reporting Standards (“IFRS”) measure and is not a measure of financial performance under IFRS. Adjusted EBITDA should not be considered as an alternative to Operating income, as a measure of liquidity, or as an indicator of our operating performance or any other measure implemented in accordance with IFRS. Please see pages 43 to 44, 48,58, F-17, and F-29 to F-30 in our Annual Report on Form 20-F as filed with the SEC on April 30, 2018 for a reconciliation of Net income to Adjusted EBITDA and for other important information with regard to Adjusted EBITDA.

Compensation-Setting Process

In accordance with the Company’s Director’s Remuneration Policy, the Executive Director’s compensation is determined by the Board, which determination shall be based on recommendations made by the Board’s Compensation Committee. This is based on (a) consultation with our independent compensation advisor, Mercer LLC (“Mercer”), (b) market data within the Company’s peer group (as defined below) and (c) performance against predetermined targets. The LTI portion of the Executive Director’s compensation requires shareholder approval. The Executive Director is not present in meetings when discussions or decisions are taken regarding his compensation package.

Compensation Philosophy and Objectives

The goal of the Director’s Remuneration Policy is to provide compensation in a form that attracts, retains and motivates the Executive Director in this international, fast growing and highly competitive labor market. In addition, our compensation programs strive to align the compensation of our Executive Director with the short- and long-term performance of the Company as well as the interests of the stakeholders of the Company and recognize individual performance and achievements. The compensation of our Executive Director is reviewed on a regular basis.

Competitive Environment and Peer Group

The Company operates in a highly competitive and fast-growing environment where most of our peers are U.S.-headquartered companies. In addition, the European labor market for senior management and executive talent in the high-tech sector is extremely competitive.

We recognize that there are differing and, on occasion, conflicting norms in terms of compensation practices between the Netherlands and the U.S. Our goal is to achieve a balanced approach to attract and retain the best talent. We therefore fashion our compensation structures and pay mix to blend both European and U.S. practices, while considering the dynamics of the industry in which we operate and compete for top talent.

We assess the compensation of the Executive Director against the compensation of executive directors at peer companies based on data provided by Mercer. In addition to this peer group data, we consider the experience, tenure, performance, impact and contributions of our Executive Director when evaluating pay-related decisions.

Our peer group consists of the companies listed below, most of which have European operations and with which we compete for talent, customers and/or capital. The benchmarking analysis takes into consideration the relative size of the Company, the Company’s European operations, and the growth trajectory of the Company. Our goal is to provide the Executive Director with a competitive target compensation package (considering the factors mentioned above) with a strong pay-for-performance orientation to provide alignment with shareholder interests. We benchmark our compensation levels every three years, under the guidance of the Compensation Committee, with the most recent analysis performed by Mercer in March 2017.

Our peer group consists of the following companies:

• Akamai Technologies	• Dupont Fabros Technologies(1)	• Red Hat

• Autodesk	• Equinix	• Synopsys

• Coresite Realty	• F5 Networks	• Trimble Inc.

• CyrusOne	• Factset Research Systems

• Digital Realty Trust(1)	• Internap Network Services

(1)	In the course of 2017, Dupont Fabros Technologies was acquired by Digital Realty Trust.

2017 Executive Director Compensation

The following sections provide details of our Executive Director’s 2017 compensation. For details of our Executive Director’s compensation in 2015 and 2016, please refer to note 27 in our Annual Report on Form 20-F filed with the SEC on April 30, 2018.

Overall, for 2017, at risk compensation was 79% of total compensation at “target pay-out” of both STI and LTI and 86% of total compensation at “maximum pay-out” of both STI and LTI. The actual value of the annual LTI award to the Executive Director is dependent on (1) the number of shares actually earned based on the Company’s relative Total Shareholder Return (“TSR”) performance against the constituents of the S&P SmallCap 600 and (2) the Company’s share price on the vesting date.

The charts below have been based on (i) the number of shares awarded at target and at maximum pay-out and (ii) are valued based on the Company’s January 2017 average closing share price. The Conditional Award date was February 1, 2017.

These charts do not take into account any appreciation or depreciation of the Company’s share price that may occur over the performance period.

The table below summarizes our Executive Director’s 2017 potential compensation amounts, including both at target and at maximum pay-out of STI and LTI.

	2017 Annual at target amounts (€’000)		2017 Annual maximum amounts (€’000)
Base Salary	550		550
Car Allowance	40		40
STI: Cash Bonus	605	110% of Base Salary	877	145% of Target Cash Bonus
LTI: Performance Shares*	1,650	300% of Base Salary 46,808 Performance Shares	2,887	175% of Target LTI Award 81,914 Performance Shares

Total Direct Compensation	2,845		4,354

*

The 2017 Conditional Award of performance shares was calculated to be 46,808 performance shares. The Conditional Award date is February 1, 2017. The LTI values do not take into account any appreciation or depreciation of the Company’s share price that may occur over the performance period. This award requires shareholder approval at the 2020 AGM and, if approved, would vest in 2020 and 2021.

Base Salary

For 2017, no adjustment was made to our Executive Director’s base salary (€550,000).

STI (Short-Term Incentive)

The STI plan for our Executive Director provides for an annual cash bonus. The annual at target value of the cash bonus for 2017 was 110% of base salary (the “Target Cash Bonus”), with a maximum pay-out opportunity of 145% of the Target Cash Bonus.

The Target Cash Bonus of 110% of base salary reflects an increase from 100% of base salary in 2016. This adjustment was approved by the Board in April 2017 to better align our Executive Director’s target cash bonus opportunity with competitive market levels, considering peer group market data and the Company’s compensation philosophy.

The actual pay-out from the STI plan depends on the achievement of Revenue, Adjusted EBITDA Margin, and individual objectives, all measured over the performance year. These performance objectives are set each year by the Compensation Committee at the beginning of the performance period and are based on the Company’s operating plan. Individual objectives are focused on internal organizational improvements.

The performance achievement on each of these measures, together with their respective weighting, determine the pay-out of the STI cash bonus in accordance with the table below, with pay-outs for performance between the levels shown determined using linear interpolation.

	Pay-out at Threshold Performance (% of Target Cash Bonus)	Pay-out at Target Performance (% of Target Cash Bonus)	Pay-out at Maximum Performance (% of Target Cash Bonus)
Revenue	0%	40%	60%
Adjusted EBITDA Margin	0%	40%	60%
Individual Performance Objectives	0%	20%	25%

Pay-out as % of Target Cash Bonus	0%	100%	145%

In 2017, the Target Cash Bonus for our Executive Director was €605,000. The table below sets out the performance targets set for 2017 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance*	Pay-out (% of Target Cash Bonus)
Revenue (in million €)	40%	473.5	493.5	60.0%
Revenue Growth		12.3%	17.0%
Adjusted EBITDA Margin	40%	45.5%	45.0%	27.3%
Individual Performance Objectives	20%		115.0%	23.0%

Overall Performance Achievement				110.3%

*

For 2017, the performance against the Revenue and Adjusted EBITDA Margin target was calculated based on constant currency. Current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the YTD average exchange rates from the prior period, rather than the actual exchange rates in effect during the current period. Reported Revenue and Adjusted EBITDA Margin were €489.3 million and 45.2%, respectively.

Based on actual performance delivered in the performance year 2017, an STI cash bonus pay-out of €667,585 (110.3% of the Target Cash Bonus) was approved by the Board in April 2018. The STI cash bonus will be paid following shareholder approval of the 2017 Dutch statutory annual accounts at this Annual General Meeting.

LTI (Long-Term Incentive)

On May 13, 2017, the Board adopted the InterXion Holding N.V. 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”; which plan is an exhibit to the Registration Statement on Form S-8 filed by the Company with the SEC on May 31, 2017). The 2017 Plan provides for a number of changes to our Executive Director’s long-term incentive plan in order to further align his long-term incentive compensation as previously awarded under the terms and conditions of the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan (the “2013 Plan”; which plan is an exhibit to the Form 6-K filed by the Company with the SEC on March 26, 2014) with market best practices and shareholder interests. The key changes incorporated into the 2017 Plan are listed below:

•

Transitioned the award structure to focus more on long-term Company performance by making 100% of the annual Conditional Awards of performance shares to our Executive Director subject to relative total shareholder return (“TSR”) performance only.

•	Extended the relative TSR performance period from two to three years.

•

Changed the way in which TSR performance is measured, moving from measuring the Company’s TSR performance against the performance of the S&P SmallCap 600 Index, to measuring our TSR performance against the TSR performance of the constituents of the S&P SmallCap 600 based on a percentile ranking approach. Given the unique nature of our business and the limited number of direct peers in our industry, we consider the S&P SmallCap 600 to be the appropriate comparator group at this time for the following reasons:

•

The Company competes in a highly competitive, fast-growing environment, and most of our peers are U.S. companies with whom we compete for talent, customers, and/or capital. Additionally, we trade on the NYSE. We therefore believe the U.S.-centric S&P SmallCap 600 is relevant for the Company;

•

In general, small cap companies are high growth companies (or aspire to be high growth), like the Company. Furthermore, when considering the Company’s size in terms of revenue and market value, the Company generally fits within the range of companies in the S&P SmallCap 600; and

•

The Company believes that measuring our TSR performance based on a percentile ranking approach and relative to the constituents of the S&P SmallCap 600 versus the overall Index, will better reflect how our TSR performance ranks versus the entire comparator set, as the results will not be biased by the performance of the larger companies in the Index’s single-figure, market capitalization-weighted results.

•

For 2017, the value of the LTI award at target (“Target LTI Award”) was not changed and remained at 300% of Base Salary, but the maximum pay-out opportunity was increased from 150% to 175% of the Target LTI Award as the result of the 2017 Plan amendment. The Compensation Committee made this modification after considering market practices in both the U.S. and Europe, practices at peer companies, the competitive talent market in which the Company operates, and the implementation of longer and more rigorous performance conditions.

The 2017 Plan has a four-year vesting period with no additional holding requirements. The Compensation Committee carefully considered whether implementation of a holding period or stock ownership requirement was appropriate at the time of the adoption of the plan. Considering that our Executive Director has a substantial personal shareholding in the Company’s shares, the Committee decided that such provisions are not currently necessary. The Board and the Compensation Committee are constantly striving to ensure strong alignment of our Executive Director’s interests with long-term shareholder value throughout his employment with the Company and will keep this matter under regular review.

Pursuant to the 2017 Plan, performance shares are conditionally awarded on an annual basis at the beginning of each performance year. The number of performance shares conditionally awarded per annum (the “Conditional Award”) is determined by the target value for the year and the average Company closing share price and USD/EUR exchange rate during the month of January in the first performance year.

The Conditional Award of performance shares to the Executive Director is granted at target and subject to the Company’s TSR performance relative to the TSR performance of the constituents of the S&P SmallCap 600 over a three-year period. The three-year performance period runs from January 1 in the first performance year through December 31 in the third performance year. The basis for the performance achievement calculation is the average closing share price in the month of January in the first performance year and the average closing share price in the month of December in the third performance year. Performance is measured based on a percentile ranking basis, with Final Award pay-outs in accordance with the performance/pay-out table below.

TSR Performance Categories (S&P SmallCap 600 Constituents)	Final Award pay-out (% of number of performance shares Conditionally Awarded)
75th Percentile or greater	175%
50th Percentile	100%
25th Percentile	25%
Less than 25th Percentile	0%

For performance between percentile levels shown, pay-outs are linearly interpolated.

This pay-out scale was developed to achieve an approach that is consistent with common practices at US companies and those companies in our peer group. As shown in the performance/pay-out table above, if the Company’s relative TSR performance is below the 50th percentile performance of the constituents of the S&P SmallCap 600, less than 100% of the Conditional Award will be earned. Similarly, if the Company’s relative TSR performance is above the 75th percentile performance of the constituents of the S&P SmallCap 600, 175% of the Conditional Award will be earned.

Subject to the relative TSR performance threshold being met, the performance shares will vest in two equal instalments. The first instalment (50% of the Final Award) will vest upon approval at the Company’s annual general meeting of shareholders in the year following the end of the three-year performance period. The second instalment (50% of the Final Award) will vest on the fourth anniversary of the Conditional Award.

Upon retirement, permanent disability or death of the Executive Director, all outstanding and unvested portions of LTI awards will be pro-rated for that portion of the performance period served by the Executive Director. The pro-rated number of shares will then be adjusted for relative TSR performance over the three-year performance period, and vest in accordance with the vesting schedule of the 2017 Plan and/or individual award agreement, as applicable.

In the event the management agreement between the Executive Director and the Company is terminated for cause, all vested and unvested parts of awards made pursuant to the 2017 Plan will be forfeited immediately.

In 2017, the Conditional Award of performance shares to our Executive Director was 46,808 performance shares. The Final Award will be determined in early 2020 in accordance with the rules of the 2017 Plan and will be subject to Board approval and then shareholder approval at the 2020 Annual General Meeting. Should the Final Award be approved, the shares will vest in two equal instalments. The first instalment (50% of the Final Award) will vest upon approval of the 2020 Annual General Meeting, the second instalment (50% of the Final Award) will vest on January 1, 2021.

LTI: Performance Shares Vested from 2014 and 2015 Performance Years

On January 1, 2017, two tranches of performance shares vested with a total value at vest date of €1.834 million. These shares related to prior performance periods and were awarded in accordance with the terms and conditions of the previous 2013 Plan. They received shareholder approval at the 2016 Annual General Meeting. The table below provides the detail for each vesting tranche.

Conditional Award year	# Performance shares vesting on 1/1/2017	Share price at vest date (closing share price 12/30/2016)	Value realized on vesting (€’000)
2014	35,431	$35.07	1,191
2015	19,143	$35.07	643

LTI: Final Award of Performance Shares Conditionally Awarded in 2015

The unvested portion of the 2015 Conditional Award (50% of the Conditional Award, or 34,320 performance shares) is subject to three-year relative TSR performance, in accordance with the terms and conditions of the 2017 Plan.

The following table provides the TSR performance of the constituents of the S&P SmallCap 600 and the Company’s stock over the period January 1, 2015 through December 31, 2017. The Company’s stock increased from $27.95 to $57.41 over the three-year performance period, which equals a three-year cumulative TSR performance of 105%. Based on the Company stock’s three-year cumulative TSR performance of 105%, the Company ranked at the 85th percentile of the S&P SmallCap 600.

TSR Performance Categories	2015 -2017 Actual Cumulative TSR Performance*
S&P SmallCap 600 Constituents
75th Percentile	74%
50th Percentile	32%
25th Percentile	-9%
InterXion
85th Percentile	105%

*

Starting price reflects the average closing share price in the month of January 2015, ending price reflects the average closing share price in the month of December 2017. Includes share price appreciation/depreciation, re-investment of dividends and the compounding effect of dividends paid on re-invested dividends, all over the relevant performance period.

Based on the Company’s 85th percentile performance and in accordance with the plan performance/pay-out table, 175% of the Conditional Award to the Executive Director was earned, which equates to 60,060 shares. The Final Award of 60,060 performance shares was approved by the Board in April 2018.

The Final Award of 60,060 performance shares is subject to approval at the Annual General Meeting. Should the Final Award be approved at the Annual General Meeting, 50% of the Final Award (or 30,030 performance shares) will vest upon such approval and 50% of the Final Award (or 30,030 performance shares) will vest on January 1, 2019.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF 60,060

PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR RELATED TO THE 2015

PERFORMANCE YEAR.

PROPOSAL 7 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY

AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR

THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES

At the Annual General Meeting held on June 30, 2017, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares or grant rights to subscribe for up to 2,871,542 shares, without pre-emption rights accruing to the shareholders in connection with our employee incentive schemes.

This designation will end on December 29, 2018 but may be extended by the Annual General Meeting for a period not exceeding five years.

In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan (which is an exhibit to the Registration Statement on Form S-8 filed by the Company with the SEC on June 23, 2011) and its current 2013 Plan and 2017 Plan, the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. As of May 31, 2018, 2,831,770 of these shares have been issued to participants. In order to allow the Company to continue to issue shares out of this pool to meet its obligations under its long term incentive plans, it is proposed to extend by 18 months (through December 28, 2019) the designation of the Board as the corporate body of the Company authorized to issue the remaining 2,441,601 shares or grant rights to subscribe for these shares (which represent approximately 3% of the Company’s currently issued share capital).

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD,

FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL

GENERAL MEETING, AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO

ISSUE SHARES OR GRANT RIGHTS TO SUBSCRIBE FOR UP TO 2,441,601 SHARES.

PROPOSAL 8 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY

AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY

ISSUANCE OF SHARES IN RELATION TO EMPLOYEE INCENTIVE SCHEMES

At the Annual General Meeting held on June 30, 2017, the shareholders designated the Board for a period of 18 months as the corporate body authorized to (i) issue shares or grant rights to subscribe for up to 2,871,542 shares, without pre-emption rights accruing to the shareholders in connection with our employee incentive schemes.

These designations will end on December 29, 2018 but may be extended by the General Meeting for a period not exceeding five years.

In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan (which is an exhibit to the Registration Statement on Form S-8 filed by the Company with the SEC on June 23, 2011) and its current 2013 Plan and 2017 Plan, the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. As of May 31, 2018, 2,831,770 of these shares have been issued to participants. In order to allow the Company to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to employee incentive schemes, it is proposed to extend by 18 months (through December 28, 2019) the designation of the Board as the corporate body of the Company authorized to restrict or exclude the right of pre-emption in relation to such issuances.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD.

FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL

GENERAL MEETING. AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO

RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS IN

RESPECT OF ANY ISSUANCE OF SHARES IN RELATION TO THE COMPANY’S EMPLOYEE

INCENTIVE SCHEMES.

PROPOSAL 9 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY

AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR

GENERAL CORPORATE PURPOSES

At the Annual General Meeting held on June 30, 2017, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares or grant rights to subscribe for shares up to 10% of our current authorized share capital for general corporate purposes.

This designation will end on December 29, 2018 but may be extended by the General Meeting for a period not exceeding five years.

In order to allow the Company to be sufficiently flexible in relation to its funding requirements, it is proposed to extend by 18 months (through December 28, 2019) the designation of the Board as the corporate body of the Company authorized to issue shares or grant rights to subscribe for shares representing up to 10% of the Company’s currently issued share capital.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD,

FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL

GENERAL MEETING, AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO

ISSUE SHARES OR GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL

HOUR CORPORATE PURPOSES, UP TO 10% OF OUR CURRENT AUTHORIZED SHARE CAPITAL

PROPOSAL 10 – DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY

AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY

ISSUANCE OF SHARES FOR GENERAL CORPORATE PURPOSES

At the Annual General Meeting held on June 30, 2017, the shareholders designated the Board for a period of 18 months as the corporate body authorized to issue shares or grant rights to subscribe for shares up to 10% of our current authorized share capital for general corporate purposes.

This designation will end on December 29, 2018 but may be extended by the General Meeting for a period not exceeding five years.

In order to allow the Company to restrict or exclude pre-emption rights in respect of any issuance of shares for general corporate purposes, it is proposed to extend for 18 months (through December 28, 2019) the designation of the Board as the corporate body of the Company authorized to restrict or exclude the right of pre-emption in relation to the issuance of shares up to 10% of our current authorized share capital for general corporate purposes.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD,

FOR A PERIOD OF 18 MONTHS TO BE CALCULATED FROM THE DATE OF THIS ANNUAL

GENERAL MEETING, AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO

RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS IN

RESPECT OF ANY ISSUANCE OF SHARES UP TO 10% OF OUR CURRENT AUTHORIZED

SHARE CAPITAL FOR GENERAL CORPORATE PURPOSES.

PROPOSAL 11—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL

ACCOUNTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2018

The Company’s Articles of Association provide that the shareholders at the Annual General Meeting instruct an auditor to examine the Annual Accounts drawn up by the Board, to lay a report of their findings before the Board and to make a statement with regard thereto.

The Board is asking shareholders to instruct KPMG Accountants N.V. to act as independent auditor for the year ending December 31, 2018.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG

ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR ENDING

DECEMBER 31, 2018.

PROPOSALS FOR THE 2019 ANNUAL GENERAL MEETING

Because we are a Dutch public limited company whose shares are traded on the NYSE, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our Board to be considered for election at the 2019 Annual General Meeting or if you wish to submit another kind of proposal for consideration by shareholders at the 2019 Annual General Meeting.

Under our Articles of Association, if you are interested in submitting a proposal to be presented at the 2019 Annual General Meeting, you must fulfil the requirements set forth in our Articles of Association, and we must receive your proposal at our office as set forth below no later than 60 days before the 2019 Annual General Meeting.

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR, Hoofddorp, The Netherlands, for a copy of the relevant provisions of the Company’s Articles of Association regarding the requirements for making shareholder proposals.

DIRECTOR INDEPENDENCE

NYSE rules and regulations require listed companies to have a Board with a majority of independent directors. The Company’s Board currently consists of five directors.

Under the NYSE listing standards, no director qualifies as independent unless the Board of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the Board applies independence standards that conform to the independence requirements of the NYSE. The Board considers all relevant facts and circumstances in making its independence determination.

The Board has determined that each of Frank Esser, Mark Heraghty, Rob Ruijter and Jean Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. The remaining director, David Ruberg is considered to be non-independent.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the SEC. You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our Board knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
Name: David C. Ruberg Title: Chief Executive Officer

June 1, 2018

A copy of our Dutch statutory annual accounts for the financial year ended December 31, 2017 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR, Hoofddorp, The Netherlands.